Exhibit 99.3

MAKEMYTRIP LIMITED

(Incorporated in Mauritius with limited liability)

Form of Proxy for Annual Meeting

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of MakeMyTrip Limited, a Mauritius company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0005 per share (the “Ordinary Shares”) to be exercised at the annual meeting of the Company (the “Annual Meeting”) to be held at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India on September 25, 2013 at 5 p.m. Indian local time and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual Meeting (the “Annual Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on the day immediately preceding the day on which the notice is given are entitled to notice of and to vote at the Annual Meeting. The quorum of the Annual Meeting is one or more shareholders who are able to exercise not less than 33.3% of the votes to be cast on the business to be transacted at the Annual Meeting. This Form of Proxy and the accompanying Annual Meeting Notice are first being mailed to the shareholders of the Company on or about August 28, 2013.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Annual Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Annual Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its Registered Office at the offices of Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius, with a copy of such revocation to be delivered also to the Group’s office (Attn: Kamal Avutapalli) at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India, or (ii) by voting in person at the Annual Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Group’s office (to the attention of: Kamal Avutapalli) at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India as soon as possible and prior to September 23, 2013 so that it is received by the Company no later than 48 hours before the time appointed for the Annual Meeting.

MAKEMYTRIP LIMITED

Form of Proxy for Annual Meeting

I/We                      (name of the shareholder) of                      (address of the shareholder) being the registered holder of                      ordinary sharesi, par value US$0.0005 per share, of MakeMyTrip Limited (the “Company”) hereby appoint the Chairman of the Annual Meeting (the “Chairman”)ii or                      (name of the proxy) of                      (address of the proxy) as my/our proxy to attend and act for me/us at the Annual Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India on September 25, 2013, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fitiii.

	RESOLUTION	FORiii	AGAINSTiii	ABSTAINiii
1.	To appoint KPMG as the independent auditor of the Company for the fiscal year ending March 31, 2014 and to authorize the Company’s Board of Directors to fix such independent auditor’s remuneration.
2.	To adopt the Company’s consolidated and unconsolidated financial statements for the fiscal year ended March 31, 2013 audited by KPMG (Mauritius).
3.	To re-elect Gyaneshwarnath Gowrea as a director on the Board of Directors of the Company.
4.	To re-elect Vivek N Gour as a director on the Board of Directors of the Company.
5.	To re-elect Keyur Joshi as a director on the Board of Directors of the Company.
6.	To re-elect Rajesh Magow as a director on the Board of Directors of the Company.

Signature(s)iv	Dated	, 2013

i	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

ii	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL MEETING” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

iii	IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolutions referred to in the Notice of Annual Meeting which has been properly put to the Meeting.

iv	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.